     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 23, 1996

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated January 5, 1996)                                [LOGO]

HOUGHTON MIFFLIN COMPANY

$100,000,000

  % Notes due
Interest payable       and

ISSUE PRICE:          %

Interest on the   % Notes due      (the "Notes") of Houghton Mifflin Company
(the "Company") offered hereby is payable semi-annually on          and
         of each year, beginning          , 1996. The Notes will not be
redeemable prior to maturity and will not be subject to any sinking fund. See "Description of Notes."

The Notes will be represented by one or more global securities (the "Global Securities") registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. So long as the Notes are represented by Global Securities registered in the name of DTC or its nominee, the Notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore settle in immediately available funds. So long as the Notes are represented by Global Securities, all payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================
                                                                    UNDERWRITING
                                                        PRICE TO    DISCOUNTS AND   PROCEEDS TO
                                                        PUBLIC(1)   COMMISSIONS(2) COMPANY(1)(3)
------------------------------------------------------------------------------------------------
Per Note                                                     %            %              %
------------------------------------------------------------------------------------------------
Total                                                  $            $              $
------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from           , 1996.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company, estimated at $           .



The Notes are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Skadden, Arps, Slate, Meagher & Flom, counsel for the Underwriters.
It is expected that delivery of the Notes will be made on or about          ,
1996 through the facilities of DTC, against payment therefor in same-day funds.


J.P. MORGAN & CO.                                                CS FIRST BOSTON

February   , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy the Notes by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the Prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                            ------------------------


                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                                        PAGE
                                                                                        ----
The Company...........................................................................   S-3
Recent Developments...................................................................   S-4
Capitalization........................................................................   S-5
Ratio of Earnings to Fixed Charges....................................................   S-5
Use of Proceeds.......................................................................   S-5
Selected Pro Forma Financial Information..............................................   S-6
Selected Historical Financial Information.............................................   S-8
Description of Notes..................................................................   S-9
Underwriting..........................................................................  S-10


                                     Prospectus


Available Information.................................................................     2
Incorporation of Certain Documents by Reference.......................................     2
The Company...........................................................................     3
Ratio of Earnings to Fixed Charges....................................................     4
Use of Proceeds.......................................................................     4
Description of Debt Securities........................................................     4
Plan of Distribution..................................................................    12
Taxation..............................................................................    13
Validity of Debt Securities...........................................................    15
Trustee's Relationship with Issuer....................................................    15
Experts...............................................................................    15

                                  THE COMPANY

     Houghton Mifflin Company (the "Company") was incorporated in 1908 in Massachusetts as the successor to a partnership founded in 1880. Antecedents of the partnership date back to 1832. The Company's principal business is publishing, and it is one of the largest publishers of elementary and high school textbooks in the United States. The Company's operations are reported in two industry segments: (1) educational publishing, comprising textbooks and other educational materials and services for the school and college markets and
(2) general publishing, including fiction, nonfiction, children's books, and reference materials in a variety of formats and media. With approximately 85% of the Company's net sales derived from educational publishing, the Company's quarterly results reflect the seasonality of the educational publishing market. The second and third calendar quarters typically account for a majority of annual net sales. Seasonal losses are generally reported in the first and fourth quarters.

     Educational Publishing. The Company maintains a leading market position in the publication of educational materials, including textbooks and instructional support material, educational software, and group and individually administered tests. The Company is a leading publisher of mathematics, reading and language arts, and social studies materials for the elementary school market, and through its subsidiary, McDougal Littell Inc., health, literature and language arts, mathematics, modern languages, science, and social studies materials for the secondary school market. The Riverside Publishing Company, a subsidiary of the Company, publishes standardized and clinical tests. The Company also has a well-established position in the college market in the major disciplines of business and accounting, chemistry, education, English, history, mathematics, modern languages, and political science. The Company's acquisition of D.C. Heath and Company ("D.C. Heath"), a former division of Raytheon Company ("Raytheon"), described below, is expected to expand the Company's presence in the educational publishing market. The Company has also established a new division that will market existing and newly-developed reference, audio-visual, and display materials; workbooks; manipulatives; and other supplemental materials that complement the Company's elementary and secondary educational publications.

     General Publishing. The Company publishes fiction and nonfiction trade books for adults and children, dictionaries and other reference works (including the third edition of The American Heritage Dictionary of the English Language), and a new line of multimedia products for the consumer market, which includes children's, reference, and adult hobby titles. The principal markets for trade books and reference works in this segment are retail stores.

     D.C. Heath Acquisition. On October 31, 1995, the Company acquired D.C. Heath for $455 million in cash (the "Heath Acquisition"). D.C. Heath, which had revenues of approximately $180 million in 1994, is a leading publisher of textbooks in language arts, mathematics, modern languages, science, and social studies.

     The Company believes that the Heath Acquisition significantly increases the Company's revenue base, product breadth, and editorial expertise in the educational publishing market. The Company plans to integrate its combined product development and sales and marketing areas and anticipates that the Heath Acquisition will increase the Company's market presence, operating efficiency, and sales, in addition to improving the Company's competitive position in its existing markets for textbooks and related materials. As a result of the Heath Acquisition, the Company believes that it has enhanced its position as a leader in elementary, high school, and college textbook publishing in the United States.

     As a result of the increased size of the combined companies, the Company anticipates that it will be able to spread its product development and sales and marketing strengths across a larger product base, thereby increasing its productivity and efficiency. The Company also expects to consolidate administrative, sales and marketing, and editorial positions, resulting in cost savings. In addition, the Heath Acquisition provides a more diverse product line which is expected to increase the efficiency of the Company's school and college sales forces. In the opinion of management of the Company, the Heath Acquisition complements existing product lines and should increase the Company's potential for sustainable long-term growth.

     The Company's principal executive offices are located at 222 Berkeley Street, Boston, Massachusetts 02116. Its telephone number is (617) 351-5000. Requests for copies of documents incorporated by reference herein should be directed to Bradley D. Lehan, Assistant Treasurer of the Company, at this address.

                              RECENT DEVELOPMENTS

     On February 1, 1996, the Company announced that for the year ended December 31, 1995, excluding the results of D.C. Heath, the Company had net earnings from operations of $26.3 million, compared to $33.6 million for 1994. Since the Heath Acquisition, D.C. Heath incurred a net loss from operations of $7.1 million. The Company reported a net loss for the year of $7.2 million, including $33.5 million of special charges arising from the Heath Acquisition, activities relating to the Company's former Software Division, INSO Corporation, outsourcing of distribution, and the sale of a warehouse facility. Net income reported for 1994 was $51.2 million, including all special items.

     The Company attributed lower net earnings from operations in 1995 primarily to the Trade & Reference Division, which reported a $15.7 million pre-tax decline in earnings and net sales of $87.2 million, a decline of 7% from the previous year after adjusting for the spin-off of the Software Division in the first quarter of 1994. The Trade & Reference Division recorded a $7.5 million pre-tax, non-cash charge to increase reserves for author advances, inventory obsolescence, and book returns. Distribution costs increased by $1.6 million pre-tax for actions required during the transition to outsourced distribution. In addition, the division reported a lower revenue contribution from the adult book list and a larger operating loss from Houghton Mifflin Interactive, the Company's new line of multimedia products.

     The Company's core education business reported improved revenues and earnings in 1995 over the previous year. Excluding the Heath Acquisition, educational publishing segment revenues increased 9% to $424.0 million from $387.5 million. Including the Heath Acquisition, educational publishing segment revenues increased 14% to $441.8 million. Development expense in this segment increased $15.5 million and distribution costs increased $6.5 million. The bulk of development spending increases were incurred by the School Division and McDougal Littell Inc.; both divisions invested heavily in new programs for adoption opportunities in 1997 through 1999. Both the School Division and McDougal Littell Inc. reported substantial revenue gains, reflecting the increase in adoption opportunities as well as the expected leverage from a dedicated secondary school sales force. College Division net sales rose and The Riverside Publishing Company reported higher net revenues, reflecting growth in the clinical testing business.

     The special charges of $33.5 million in 1995 reflect after-tax charges totaling $37.1 million related to the Heath Acquisition consisting of: (1) a one-time charge of $30.0 million for acquisition and integration-related costs,
(2) operating losses incurred in November and December totaling $2.1 million, and (3) $5.0 million for amortization of goodwill and financing costs. The $33.5 million net charges also reflect special items from two sources: the Company's ownership interest in INSO Corporation and outsourcing of distribution. An after-tax loss of $2.2 million was realized as a result of INSO Corporation's second-quarter acquisition of Systems Compatibility Corporation and an after-tax gain of $7.8 million was recorded following INSO Corporation's 600,000 share equity offering in July 1995. As a result of the Company's decision to outsource its distribution function, a $4.3 million after-tax charge was recorded in the second quarter, followed by a fourth-quarter after-tax gain of $2.3 million on the sale of the Burlington, Massachusetts, warehouse facility.


                                 CAPITALIZATION

     The following table sets forth (a) the pro forma consolidated capitalization of the Company at September 30, 1995 reflecting the Heath
Acquisition and the borrowings under the Credit Agreement (as defined herein) to finance the Heath Acquisition (and subsequent refinancings of borrowings under the Credit Agreement with the proceeds of issuances of commercial paper (the
"Commercial Paper"), and (b) as adjusted to reflect the sale of the Notes offered hereby and application of the net proceeds therefrom to repay the indebtedness incurred in connection with the Heath Acquisition. See "Use of Proceeds."

                                                                   SEPTEMBER 30, 1995
                                                          ------------------------------------
                                                          PRO FORMA     PRO FORMA, AS ADJUSTED
                                                          ---------     ----------------------
                                                                 (in thousands)
Short-term debt:
     Short-term bank borrowings.........................  $200,000             $100,000
     Commercial Paper borrowings........................   145,000              145,000
                                                          --------             --------
       Total short-term debt............................   345,000              245,000
Long-term debt:
     6% Exchangeable Notes due 1999.....................   126,643              126,643
     7 1/8% Notes due 2004..............................    99,490               99,490
        % Notes due      ...............................     --                 100,000
                                                          --------             --------
       Total long-term debt.............................   226,133              326,133
Shareholders' equity....................................   287,521              287,521
                                                          --------             --------
Total capitalization....................................  $858,654             $858,654
                                                          ========             ========


                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratios of earnings to fixed charges of the Company for the periods indicated:

                                                                YEARS ENDED DECEMBER 31,
                                TWELVE MONTHS ENDED     -----------------------------------------
                                SEPTEMBER 30, 1995      1994     1993     1992     1991     1990
                               ---------------------    -----    -----    -----    -----    -----
Ratio of Earnings to Fixed
  Charges(1).................           5.6              9.6      8.1      4.5      5.1      4.3

---------------

(1) For purposes of these computations, earnings before fixed charges consist of income before provision for income taxes and fixed charges. Fixed charges consist of interest on indebtedness, including amortization of debt issuance costs and interest on capital lease obligations, and the portion of rent expense for each period presented that is deemed by management to be the interest component of such rentals. Due to the seasonality of its business, the Company believes that presentation of ratios for a period other than a full twelve-month period is inappropriate.




                                USE OF PROCEEDS

     The net proceeds from the offering of the Notes are estimated to be
$          . The Company expects to use the net proceeds from this offering of the Notes to repay a portion of the $200 million of indebtedness outstanding under a $300 million five-year credit facility (the "Credit Agreement") used to fund a portion of the purchase price for the Heath Acquisition. The indebtedness to be repaid has a maturity date of October 31, 2000, and bears interest at a rate of 5.875% per annum. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is the agent and a lender under the Credit Agreement and is expected to receive approximately $17,500,000 of principal repayment of indebtedness outstanding under the Credit Agreement from the proceeds of the sale of the Notes. See "Underwriting."


                    SELECTED PRO FORMA FINANCIAL INFORMATION


     The unaudited pro forma consolidated financial information set forth below is based on historical financial information for the Company for and at the nine months ended September 30, 1995 and historical financial information for D.C.
Heath for and at the ten months ended October 31, 1995. The unaudited pro forma consolidated financial information reflects the Heath Acquisition and borrowings under the Credit Agreement and the Commercial Paper as if such transactions had occurred as of January 1, 1995 (in the case of statement of income information) and at September 30, 1995 and October 31, 1995 (in the case of balance sheet information) for the Company and D.C. Heath, respectively. The historical financial information of D.C. Heath reflects the financial condition and results of operations of D.C. Heath as if it were a separate company. Certain general and administrative expenses of Raytheon have been allocated to D.C. Heath on various bases, as determined by the management of Raytheon. However, such expenses may not necessarily be indicative of, and it is not practicable for the Company's management to estimate, the nature and level of expenses which might have been incurred had D.C. Heath been operating as a separate company.
Potential future cost savings, if any, from combining the operations of the Company and D.C. Heath are not reflected in the unaudited pro forma consolidated statement of income information. The unaudited pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable. All information and financial data concerning D.C.
Heath included herein have been provided to the Company by Raytheon. The unaudited pro forma consolidated financial information does not purport to be indicative of the Company's financial condition or results of operations that would actually have been achieved had the Heath Acquisition and the Credit
Agreement been completed on the dates set forth above, or that may be obtained in the future. The unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements and related notes of the Company included in its Annual Report on Form 10-K for the year ended December 31, 1994, and in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995, and September 30, 1995, and of
D.C. Heath included in the Company's Current Report on Form 8-K filed November
15, 1995, as amended by Form 8-K/A filed January 16, 1996, each of which is incorporated herein by reference.

                                            COMPANY        D.C. HEATH
                                          FOR THE NINE     FOR THE TEN
                                          MONTHS ENDED    MONTHS ENDED     PRO FORMA     PRO FORMA
                                         SEPT. 30, 1995   OCT. 31, 1995   ADJUSTMENTS    COMBINED
                                         --------------   -------------   -----------    ---------
INCOME STATEMENT DATA:
Net sales...............................    $423,053        $176,454                     $599,507
Costs and expenses
  Cost of sales.........................     197,625          87,635                      285,260
  Selling and administrative............     153,939          59,217        $ 12,913(a)   226,069
  Special charges.......................       7,033                                        7,033
                                            --------        --------        --------     --------
                                             358,597         146,852          12,913      518,362
                                            --------        --------        --------     --------
Operating income........................      64,456          29,602         (12,913)      81,145
Other income (expense)
  Gain on equity transactions of INSO
     Corporation........................      15,001                                       15,001
  Equity in earnings of INSO
     Corporation........................         273                                          273
  Interest expense, net.................      (6,396)         (4,009)        (23,882)(b)  (34,287)
                                            --------        --------        --------     --------
                                               8,878          (4,009)        (23,882)     (19,013)
                                            --------        --------        --------     --------
Income before taxes and cumulative
  effect of accounting change...........      73,334          25,593         (36,795)      62,132
Taxes on income before cumulative effect
  of accounting change..................     (28,900)        (10,460)         14,501      (24,859)
                                            --------        --------        --------     --------
Income before cumulative effect of
  accounting change.....................    $ 44,434        $ 15,133        $(22,294)    $ 37,273
                                            ========        ========        ========     ========
Income per share before cumulative
  effect of accounting change...........    $   3.22                                     $   2.70
Shares utilized in calculation of income
  per share before cumulative effect of
  accounting change.....................      13,805                                       13,805




                                       COMPANY      D.C. HEATH
                                    SEPTEMBER 30,   OCTOBER 31,   PRO FORMA          PRO FORMA
                                        1995           1995      ADJUSTMENTS          COMBINED
                                    -------------   -----------   -----------         --------
BALANCE SHEET DATA:
Total current assets...............    $448,518      $105,598   $(153,500)(c),(d),     $400,616
                                                                          (e),(f)
Property, plant and equipment, at
  cost, net of accumulated
  depreciation and amortization....      25,959        13,522        (700)(d)            38,781
Book plates, net of accumulated
  amortization.....................      44,484        64,496     (30,000)(e),(f)        78,980
Total assets.......................     711,934       203,267     158,258 (c),(e),    1,073,459
                                                                          (f),(g)
Total current liabilities..........     155,513        42,875       2,500 (d),(e)       200,888
Long-term debt.....................     226,133                   345,000 (c)           571,133
Total liabilities..................     424,413        42,875     348,650 (c),(d),      815,938
                                                                          (e),(f)
Total stockholders' equity.........     287,521       160,392    (190,392)(d),(e),(g)   257,521

 ------------------

     (a) To record intangible asset amortization expense (in 1995 for nine months) using an amortization period of approximately 20 years.

     (b) To record estimated net interest expense associated with the Heath Acquisition financing at 7% for nine months in 1995.

     (c) To record the operating cash, marketable securities and borrowings associated with consummation of the Heath Acquisition.

     (d) To adjust for certain D.C. Heath assets and liabilities that were not acquired.

     (e) To record an estimate of the non-recurring charges and the related tax effects resulting from the transaction and the integration of D.C. Heath with and into the Company. These charges relate to excess inventory and duplicate titles, as well as provisions for transaction and transition costs.

     (f) To adjust certain D.C. Heath assets acquired to estimated fair market value.

     (g) To eliminate D.C. Heath stockholders' equity and net worth.




                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following table sets forth selected financial information for the Company for each of the fiscal years in the three year period ended December 31, 1994 and for and at the nine month periods ended September 30, 1995 and 1994, respectively. The selected financial information for the three year periods have been derived from the Company's audited consolidated financial statements. Such information is contained in and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company's Annual Reports on Form 10-K for such years, incorporated herein by reference. The selected financial information for and at the nine month periods below has been derived from the Company's unaudited interim financial statements, which in the opinion of the Company's management include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and results of operations of the Company for these periods. Operating results and balance sheet information for and at the nine months ended September 30, 1995 are not necessarily indicative of the operating results or financial condition that may be expected for the full year. The nine month information is contained in and should be read in conjunction with the Company's Quarterly Reports on Form 10-Q for such periods, incorporated herein by reference.

                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                                        -------------------   ------------------------------
                                                          1995       1994       1994       1993       1992
                                                        --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
Net sales.............................................  $423,053   $396,833   $483,076   $462,969   $454,706
Costs and expenses
  Cost of sales.......................................   197,625    182,351    230,674    227,969    220,278
  Selling and administrative..........................   153,939    143,248    192,425    173,070    190,118
  Special charges.....................................     7,033      6,513      6,513     10,560         --
                                                        --------   --------   --------   --------   --------
                                                         358,597    332,112    429,612    411,599    410,396
                                                        --------   --------   --------   --------   --------
Operating income......................................    64,456     64,721     53,464     51,370     44,310
Other income (expense)
  Gain on equity transaction of INSO Corporation and
     gain on sale of Software Division................    15,001     36,212     36,212         --         --
  Equity in earnings of INSO Corporation..............       273      1,221      1,973         --         --
  Loss on disposition of foreign publishing
     operations.......................................        --         --         --         --    (13,527)
  Net interest expense................................    (6,396)    (5,005)    (6,509)    (2,347)    (2,339)
                                                        --------   --------   --------   --------   --------
                                                           8,878     32,428     31,676     (2,347)   (15,866)
                                                        --------   --------   --------   --------   --------
Income before taxes, extraordinary item, and
  cumulative effect of accounting changes.............    73,334     97,149     85,140     49,023     28,444
Taxes on income before extraordinary item and
  cumulative effect of accounting changes.............    28,900     37,666     32,710     17,650      9,373
                                                        --------   --------   --------   --------   --------
Income before extraordinary item and cumulative
 effect of accounting changes.........................    44,434     59,483     52,430     31,373     19,071
Extraordinary item, net of taxes:
  Loss on early extinguishment of debt................        --     (1,239)    (1,239)    (1,002)        --

Cumulative effect of accounting changes, net of
 taxes:
  Postretirement healthcare benefits..................        --         --         --         --    (13,357)
  Income taxes........................................        --         --         --         --     (1,300)
                                                        --------   --------   --------   --------   --------
Net income............................................  $ 44,434   $ 58,244   $ 51,191   $ 30,371   $  4,414
Per share:
  Income before extraordinary item and cumulative
     effect of accounting changes.....................  $   3.22   $   4.30   $   3.79   $   2.27   $   1.35
  Loss on early extinguishment of debt................        --      (0.09)     (0.09)     (0.07)        --
  Cumulative effect of accounting changes.............        --         --         --         --      (1.04)
                                                        --------   --------   --------   --------   --------
  Net income..........................................  $   3.22   $   4.21   $   3.70   $   2.20   $   0.31
  Dividends paid per share............................  $   0.69   $  0.645       0.87       0.83       0.79

BALANCE SHEET DATA:
Cash and marketable securities........................  $ 95,480   $ 12,699   $ 47,193   $ 84,956   $ 68,635
Working capital.......................................  $293,005   $155,087   $145,391   $156,186   $149,837
Total assets..........................................  $711,934   $544,633   $497,266   $398,086   $371,421
Total debt, including commercial paper................  $226,133   $114,410   $ 99,445   $ 52,998   $ 54,653
Stockholders' equity..................................  $287,521   $253,592   $244,473   $224,082   $199,839


                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms of the Securities (as defined in the accompanying Prospectus) set forth under the heading "Description of Debt Securities" in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The Notes offered hereby will be unsecured general obligations of the Company, and will constitute a series of Debt Securities to be issued under the Indenture referred to in the accompanying Prospectus, as such terms are defined therein. The Notes will be limited to $100,000,000 aggregate principal amount
and will mature on            ,   . The Notes will bear interest at the rate
set forth on the cover page of this Prospectus Supplement from            ,
1996, or from the most recent date to which interest has been paid or provided
for, payable semi-annually in arrears on      and        of each year,
commencing            , 1996 to holders of record at the close of business on
the preceding      and            , as the case may be. The Notes are not
redeemable prior to maturity and do not provide for any sinking fund. The Notes are subject to legal defeasance and discharge and covenant defeasance, as described under "Defeasance," "Defeasance and Discharge," and "Defeasance of Certain Obligations" under "Description of Debt Securities" in the accompanying Prospectus.

GLOBAL SECURITIES

     The Notes initially will be issued as Global Securities. See "Description of Debt Securities -- Global Securities" in the accompanying Prospectus for additional information concerning the Notes, the Indenture, and the book-entry system. DTC will be the Depositary (as defined in the accompanying Prospectus) with respect to the Notes.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters (as defined below) in immediately available funds. All payments of principal and interest to the Depositary will be made by the Company in immediately available funds. The Notes will trade in the DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. No assurance can be given as to the effect, if any, of settlements in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an Underwriting Agreement dated the date of this Prospectus Supplement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the
"Underwriters"), severally, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                                                           Principal Amount
NAME                                                                          of Notes
----                                                                       ----------------
J.P. Morgan Securities Inc...............................................    $
CS First Boston Corporation..............................................
                                                                             ------------
          Total..........................................................    $100,000,000
                                                                             ============


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters initially propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of
 % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price and such concessions to dealers may be changed by the Underwriters.

     The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market for the Notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, are engaging or may in the future engage, in commercial banking and investment banking transactions with the Company and its affiliates. The net proceeds of this offering of the Notes are expected to be used to repay approximately $100 million aggregate principal amount of outstanding indebtedness of the Company under the Credit Agreement, under which Morgan Guaranty Trust Company of New York, an affiliate of J. P. Morgan Securities Inc., is the agent and a lender. See "Use of Proceeds." Accordingly, this offering will be made in accordance with Section 44(c)(8) of Article III of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. J. P. Morgan Securities Inc. will not receive any benefit in connection with this offering other than customary managing, underwriting and selling fees.

                            HOUGHTON MIFFLIN COMPANY

                                DEBT SECURITIES

                            ------------------------

     Houghton Mifflin Company (the "Company") may offer from time to time its unsecured debt securities (the "Debt Securities") on terms to be determined, at an aggregate initial offering price of not more than $300,000,000. The specific designation, aggregate principal amount, authorized denominations, purchase price, maturity, rate (which may be fixed or variable) and time of payment of any interest, optional or mandatory redemption or repayment or other required payment terms, terms for sinking fund payments, and other specific terms in connection with the offering and sale of Debt Securities, and any listing on a securities exchange of the Debt Securities in respect of which this Prospectus is being delivered ("Offered Debt Securities") are set forth in the accompanying prospectus supplement ("Prospectus Supplement"), together with the terms of offering of the Offered Debt Securities.

     The Debt Securities may be sold through agents designated from time to time, through underwriters or dealers or directly by the Company. If any agents of the Company or any underwriters are involved in the sale of the Offered Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement.

     Debt Securities of a series may be issuable in registered form, without coupons ("Registered Securities") or in the form of one or more global securities (each, a "Global Security" and collectively, "Global Securities") and may be issued in the name of a depositary institution as book-entry securities.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

             This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                 The date of this Prospectus is January 5, 1996

      NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which certain of the Company's securities are listed.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Debt Securities to be offered by this Prospectus. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Debt Securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected and copied at the locations set forth above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission are incorporated herein by reference: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1994; (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1995; (c) the Company's definitive proxy statement dated March 27, 1995, relating to its 1995 Annual Meeting of Stockholders; (d) the Company's Current Report on Form 8-K filed with the Commission on October 6, 1995; and (e) the Company's Current Report on Form 8-K filed with the Commission on November 15, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be a statement contained herein, or contained in the accompanying Prospectus Supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Bradley D. Lehan, Assistant Treasurer, Houghton Mifflin Company, 222 Berkeley Street, Boston, Massachusetts 02116 (telephone 617-351-5000).

                                  THE COMPANY

     Houghton Mifflin Company (the "Company") was incorporated in 1908 in Massachusetts as the successor to a partnership founded in 1880. Antecedents of the partnership date back to 1832. The Company's principal business is publishing, and it is one of the largest publishers of elementary and high school textbooks in the United States. The Company's operations are reported in two industry segments: (1) educational publishing, comprising textbooks and other educational materials and services for the school and college markets and
(2) general publishing, including fiction, nonfiction, children's books, and reference materials in a variety of formats and media. With approximately 85% of the Company's net sales derived from educational publishing, the Company's quarterly results reflect the seasonality of the educational publishing market. The second and third calendar quarters typically account for a majority of annual net sales. Seasonal losses are generally reported in the first and fourth quarters.

     Educational Publishing. The Company maintains a leading market position in the publication of educational materials, including textbooks and instructional support material, educational software, and group and individually administered tests. The Company is a leading publisher of mathematics, reading and language arts, and social studies materials for the elementary school market, and through its subsidiary, McDougal Littell Inc., health, literature and language arts, mathematics, modern languages, science, and social studies materials for the secondary school market. The Riverside Publishing Company, a subsidiary of the Company, publishes standardized and clinical tests. The Company also has a well-established position in the college market in the major disciplines of business and accounting, chemistry, education, English, history, mathematics, modern languages, and political science. The Company's acquisition of D.C. Heath and Company ("D.C. Heath"), a former division of Raytheon Company ("Raytheon"), described below, is expected to expand the Company's presence in the educational publishing market. The Company has also established a new division that will market existing and newly-developed reference, audio-visual, and display materials; workbooks; manipulatives; and other supplemental materials that complement the Company's elementary and secondary educational publications.

     General Publishing. The Company publishes fiction and nonfiction trade books for adults and children, dictionaries and other reference works (including the third edition of The American Heritage Dictionary of the English Language), and a new line of multimedia products for the consumer market, which includes children's, reference, and adult hobby titles. The principal markets for trade books and reference works in this segment are retail stores.

     D.C. Heath Acquisition. On October 31, 1995, the Company acquired D.C. Heath for $455 million in cash (the "Heath Acquisition"). D.C. Heath, which had revenues of approximately $180 million in 1994, is a leading publisher of textbooks in language arts, mathematics, modern languages, science, and social studies.

     The Company believes that the Heath Acquisition significantly increases the Company's revenue base, product breadth, and editorial expertise in the educational publishing market. The Company plans to integrate its combined product development and sales and marketing areas and anticipates that the Heath Acquisition will increase the Company's market presence, operating efficiency, and sales, in addition to improving the Company's competitive position in its existing markets for textbooks and related materials. As a result of the Heath Acquisition, the Company believes that it has enhanced its position as a leader in elementary, high school, and college textbook publishing in the United States.

     As a result of the increased size of the combined companies, the Company anticipates that it will be able to spread its product development and sales and marketing strengths across a larger product base, thereby increasing its productivity and efficiency. The Company also expects to consolidate administrative, sales and marketing, and editorial positions, resulting in cost savings. In addition, the Heath Acquisition provides a more diverse product line which is expected to increase the efficiency of the Company's school and college sales forces. In the opinion of management of the Company, the Heath Acquisition complements existing product lines and should increase the Company's potential for sustainable long-term growth.

     The Company's principal executive offices are located at 222 Berkeley Street, Boston, Massachusetts 02116. Its telephone number is (617) 351-5000. Requests for copies of documents incorporated by reference herein should be directed to Bradley D. Lehan, Assistant Treasurer of the Company, at this address.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratios of earnings to fixed charges of the Company for the periods indicated:

                                                                        YEARS ENDED DECEMBER 31,
                                        TWELVE MONTHS ENDED     ----------------------------------------
                                        SEPTEMBER 30, 1995      1994     1993     1992     1991     1990
                                        -------------------     ----     ----     ----     ----     ----
Ratio of Earnings to Fixed
  Charges(1)..........................          5.6             9.6      8.1      4.5      5.1      4.3

---------------
(1) For purposes of these computations, earnings before fixed charges consist of income before provision for income taxes and fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs and interest on capital lease obligations, and the portion of rent expense for each period presented that is deemed by management to be the interest component of such rentals. Due to the seasonality of its business, the Company believes that presentation of ratios for a period other than a full twelve-month period is inappropriate.


                                USE OF PROCEEDS

     Except as may otherwise be disclosed in the Prospectus Supplement, the net proceeds to the Company from the sale of the Debt Securities offered hereby are expected to be used for general operations (including capital expenditures and working capital requirements), stock repurchases, acquisitions or repayment or refinancing of outstanding indebtedness. Proceeds will be added to general corporate cash and invested in investment grade, interest-bearing short-term securities until needed.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture dated as of March 15, 1994, as supplemented by a First Supplemental Indenture dated as of July 27, 1995 (collectively, the "Indenture"), each between the Company and State Street Bank and Trust Company (the "Trustee"), as successor trustee to The First National Bank of Boston. The statements under this caption are brief summaries of certain provisions of the Indenture, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements. Wherever particular sections of the Indenture or terms not defined herein that are defined in the Indenture are referred to herein or in a Prospectus Supplement, it is intended that such sections or defined terms be incorporated by reference herein or therein, as the case may be.

TERMS

     The Indenture does not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company for each series. The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

     The Prospectus Supplement or Prospectus Supplements relating to Offered Debt Securities will describe: (1) the title of the Debt Securities of the series; (2) any limit on the aggregate principal amount of the Debt Securities of the series which may be authenticated and delivered under the Indenture; (3) whether any Debt Securities of the series are to be issuable initially in temporary global form and whether any Debt Securities of the series are to be issuable in permanent global form and, if so, whether beneficial owners of interest in any such permanent Global Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur; (4) the Person to whom any interest on any Registered Security of the series shall be payable, if other than the Person in whose name that Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, and the extent to which, or the manner in which, any interest payable on a temporary global Debt Security on an Interest Payment Date will be paid; (5) the date or dates on which the principal of the Debt Securities of the series is payable; (6) the rate or rates at which the Debt Securities of the series shall bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, the date or dates from which any such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable, and the Regular Record Date for any interest on any Registered Securities on any Interest Payment Date; (7) the place or places where the principal of and any premium and interest on Debt Securities of the series shall be payable, any Registered Securities of the series may be surrendered for registration of transfer, Debt Securities of the series may be surrendered for exchange, and notices and demands to or upon the Company in respect of the Debt Securities of the series and the Indenture may be served; (8) the period or periods within which, the price or prices at which and the terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company; (9) the period or periods within which, the price or prices at which and the terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of the Holders; (10) the obligation, if any, of the Company to redeem or purchase Debt Securities of the series, or particular Debt Securities within the series, pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof; (11) the denominations in which any Debt Securities of the series shall be issuable, if other than denominations of $1,000 and any integral multiple thereof; (12) if other than the principal amount thereof, the portion of the principal amount of any Debt Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof; (13) the Person who shall be the Security Registrar, if other than the Company; (14) whether the Debt Securities of the series shall be issued upon original issuance, in whole or in part, in the form of one or more Book-Entry Securities and, in such cases, (a) the Depositary with respect to such Book-Entry Security or Securities and (b) the circumstances under which any such Book-Entry Security may be exchanged for Debt Securities registered in the name of, and any transfer of such Book-Entry Security may be registered to, a Person other than such depositary or its nominee; (15) if the defeasance provisions of the Indenture are applicable to Debt Securities of the series; and
(16) any other terms of the series not inconsistent with the provisions of the Indenture. (Section 301) Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Debt Securities.

     The Debt Securities may be issuable in definitive form as Registered Securities. Debt Securities of a series may be issuable, in whole or in part, in the form of one or more Global Securities, as described below under "Global Securities." Unless the Prospectus Supplement relating thereto specifies otherwise, Registered Securities will be issued only in denominations of $1,000 or any integral multiple thereof. (Section 302) One or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. (Section 203) No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)


     Registered Securities may be presented for exchange and (other than a Global Security) for transfer (with the form of transfer endorsed thereon duly executed), at the office of the transfer agent or at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the transfer agent or the Security Registrar, as the case may be, being satisfied with the documents of title and identity of the person making the request. (Section 305) If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent, except that the Company is required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1002)

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption or
(ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part. (Section 305)

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from their stated principal amount. Federal income tax consequences and other special considerations applicable to any Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Securities" means any Debt Securities that provide for an amount less than the principal amount thereof to be due and payable upon declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

     Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders ("Holders") of any series of Debt Securities protection in the event of a highly leveraged or similar transaction, or in the event of a change of control, involving the Company that may adversely affect Holders of Debt Securities. To the extent that any covenant or provision governing any series of Debt Securities that would afford protection to Holders of such series of Debt Securities in the event of a highly leveraged or similar transaction or a change of control may be (a) waived by the Board of Directors of the Company or the Trustee or (b) limited in its applicability in the event of a leveraged buy-out or similar transaction initiated or supported by the Company, management of the Company or any affiliate, the relevant Prospectus Supplement will describe such provisions.

     Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to, the Events of Default or covenants of the Company that are described below, including any covenant or other provision providing event risk or similar protection.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities, if any, issued in the United States are expected to be deposited with The Depository Trust Company ("DTC"), as Depositary. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants.

     The Company expects that, pursuant to procedures established by DTC, ownership of beneficial interests in any Global Security with respect to which DTC is the Depositary will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Participants relating to beneficial ownership interests in the Debt Securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. Accordingly, each person owning a beneficial interest in a Global Security with respect to which DTC is the Depositary must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interests, to exercise any rights of a Holder under the Indenture. The Company understands that, under existing industry practice, if it requests any action of Holders or if an owner of a beneficial interest in a Global Security desires to give or take any action which a Holder is entitled to give or take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interest to give or take such action, and such Participants would authorize beneficial owners through such Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal of, any premium and any interest on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to or at the direction of the Depositary or its nominee, as the case may be, as the registered owner of the Global Security under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose name Debt Securities, including a Global Security, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Debt Securities (including principal, premium, if any, and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant Global Security as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such Participants. Redemption notices with respect to any Debt Securities represented by a Global Security will be sent to the Depositary or its nominee. If less than all of the Debt Securities of any series are to be redeemed, the Company expects the Depositary to determine the amount of the interest of each Participant in such Debt Securities to be redeemed to be determined by lot. None of the Company, the Trustee, any Paying Agent, or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records related to such beneficial ownership interests.

     Neither the Company nor the Trustee will be liable for any delay by the Holders of a Global Security or the Depositary in identifying the beneficial owners of Debt Securities and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Holder of a Global Security or the Depositary for all purposes. The rules applicable to DTC and its Participants are on file with the Commission.

     If a Depositary for any Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, or after an Event of Default has occurred and is continuing, or after an event that would be an Event of Default after notice or lapse of time has occurred, Debt Securities registered in the name of persons other than the Depositary will be issued in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event Debt Securities registered in the name of persons other than the Depositary will be issued in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof. (Section 305)

PAYMENT AND PAYING AGENTS

     Payment of principal of and premium, if any, or interest on Registered Securities will be made against surrender of such Registered Securities at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in the Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest. (Section 307) Unless otherwise indicated in the Prospectus Supplement, payments of such interest will be made at the office or agency of the Trustee or by a check mailed to each Holder at the Holder's registered address. (Section 1002)

     All moneys paid by the Company to a paying agent for the payment of principal of or premium, if any, or interest on any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and the Holder of such Debt Security will thereafter look only to the Company for payment thereof (Section 1003)

CERTAIN COVENANTS OF THE COMPANY

     The Indenture contains a covenant of the Company that, so long as any of the Debt Securities remains outstanding, it will not, nor will it permit any Subsidiary (as herein defined) to issue, assume or guarantee any debt for money borrowed, including but not limited to any Funded Debt, (herein referred to as "Debt") if such Debt is secured by a mortgage, pledge, security interest or lien (herein referred to as a "mortgage") upon any assets, stock or other indebtedness of the Company now owned or hereafter acquired, without in any such case effectively providing, concurrently with the issuance, assumption or guarantee of such Debt, that the Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Subsidiary ranking equally with the Debt Securities then outstanding and existing or thereafter created) will be secured equally and ratably with (or prior to) such Debt. This restriction, however, does not apply to: (1) mortgages on any property acquired, constructed or improved by the Company or any Subsidiary after the date of the Indenture which are created or assumed contemporaneously with, or within 180 days after, such acquisition (or in the case of property constructed or improved, after the completion and commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of any part of the purchase price of such property or the cost of such construction or improvement, or mortgages on any property existing at the time of acquisition thereof, except that in the case of any such construction or improvement, the mortgage shall not apply to any property theretofore owned by the Company or any Subsidiary, other than any theretofore unimproved real property on which the property so constructed, or the improvement is located; (2) mortgages on any property acquired from a corporation which is merged with or into the Company or a Subsidiary or mortgages outstanding at the time any corporation becomes a Subsidiary; (3) mortgages in favor of the Company or any Subsidiary; and (4) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in the foregoing causes (1) to
(3), inclusive; provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or part of the property which secured the mortgage so extended, renewed or replaced, plus improvements on such property. Notwithstanding the above, the Company or any Subsidiary may issue, assume or guarantee secured Debt, including any Funded Debt, which would otherwise be subject to the foregoing restrictions, in an aggregate amount which together with all other such Debt and all Attributable Debt in respect of Sale and Lease-Back Transactions of the Company and its Subsidiaries existing at such time does not at the time exceed 10% of the stockholders' equity of the Company and its consolidated Subsidiaries, computed in accordance with generally accepted accounting principles applied on a consistent basis, as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of the Company. Notwithstanding the provisions described above, the Company's Subsidiaries may not issue, assume, guarantee or otherwise incur Funded Debt in excess of $5,000,000 in the aggregate at any time outstanding. (Section 1007)

     The Indenture also provides that the Company will not, nor will it permit any Subsidiary to, enter into any arrangement with any person providing for the leasing to the Company or a Subsidiary of any real property (except for temporary leases for a term of not more than three years), which property has been owned and, in the case of any such Facility, has been placed in commercial operation more than 180 days by the Company or such Subsidiary and has been or is to be sold or transferred by the Company or such Subsidiary to such person (herein referred to as "Sale and Lease-Back Transactions"), unless either (a) the Company or such Subsidiary would be entitled to incur Debt secured by a mortgage on the property to be leased in an amount equal to the Attributable Debt with respect to such Sale and Lease-Back Transactions without equally and ratably securing the Securities pursuant to the Indenture or (b) the Company shall, and in any such case the Company covenants that it will, apply an amount equal to the fair value (as determined by the Board of Directors) of the property so leased to the retirement, within 180 days of the effective date of any such Sale and Lease-Back Transactions, of Securities or of Funded Debt of the Company which ranks on a parity with the Securities. (Section 1008)

DEFINITION OF CERTAIN TERMS

     "Subsidiary" means any corporation of which a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by the Company, or by one or more Subsidiaries, or by the Company and one more Subsidiaries.

     "Funded Debt" means indebtedness for money borrowed which by its terms matures at, or is extendible or renewable at the option of the obligor, to a date more than twelve months after the date of the creation of such indebtedness.

     "Attributable Debt" means, at the time of determination, the present value (discounted at the interest rate, compounded semiannually, equal to the weighted average yield to maturity of the Debt Securities then outstanding) of the obligation of a lessee for net rental payments during the remaining term of any lease (including any period for which such lease has been extended) entered into in connection with a Sale and Lease-Back Transaction.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of the Holders of any of the Debt Securities, may consolidate or merge with or into, sell, lease, transfer or otherwise dispose of its assets substantially as an entirety to any Person which is a corporation, partnership or trust organized under the laws of any domestic jurisdiction, or may permit any such Person to consolidate or merge with or into the Company or sell, lease, transfer or otherwise dispose of its assets substantially as an entirety to the Company, provided that any successor Person assumes the Company's obligations on the Debt Securities that, under the Indenture, after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment, except that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby,
(a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or premium or rate of interest on, any Debt Security, (c) except as contemplated by the Indenture, change any obligation of the Company to pay additional amounts, (d) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof, (e) change the coin or currency in which any Debt Security or any premium or interest thereon is payable, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (g) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (h) reduce the requirements contained in the Indenture for consent to or approval of certain matters, (i) change any obligation of the Company to maintain an office or agency in the places and for the purpose, required by the Indenture, or (j) modify any of the above provisions. (Section 902)

     The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of the Holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010) The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default (a) in the payment of principal of, or premium, if any, or any interest on any Debt Security of such series, and (b) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder, the principal amount of an Original Issue Discount Security deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof. (Section 101)

EVENTS OF DEFAULT

     The Indenture defines an Event of Default with respect to any series of Debt Securities as being any one of the following events and such other event as may be established for the Debt Securities of a particular series: (a) failure to pay any payment of interest on Debt Securities of such series when due, which failure continues for 30 days; (b) failure to pay principal or premium, if any, on Debt Securities of such series when due; (c) failure to deposit any sinking fund installment on Debt Securities of such series when due; (d) the acceleration of the Company's obligation to pay any indebtedness in an amount greater than $10,000,000; (e) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of series of Debt Securities other than that series), which failure continues for 60 days after written notice as provided in the Indenture; or (f) certain events involving bankruptcy, insolvency or reorganization. (Section 501)

     The Indenture provides that if an Event of Default shall occur and be continuing with respect to any series of Debt Securities, either the Trustee or the Holders of not less than 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal (or in the case of Original Issue Discount Securities, such portion of the principal amount thereof as may be specified in the terms thereof of the Debt Securities of such series (or of all the Debt Securities as the case may be)) to be due and payable. (Section 502) In certain cases, the Holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of any such series waive any past default, except (i) a default in payment of the principal of (or premium, if any) or a continuing default in the payment of any interest on any of the Debt Securities of such series or (ii) a default in respect of a covenant or provision which cannot be modified or amended without the consent of the Holders of all the Debt Securities of such series. (Section 513)

     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during any default under the Indenture to act with the required standard of care, to be indemnified by the Holders of the Debt Securities of any series before proceeding to exercise any right or power under the Indenture with respect to such series at the request of such Holders. (Section 601) The Indenture provides that no Holder of any Debt Securities of any series may institute any proceeding, judicial or otherwise, to enforce such Indenture, except where the Trustee has, for 60 days after it is given written notice of default, failed to act and where there has been both a written request to enforce such Indenture by the Holders of not less than 25% in aggregate principal amount of the then outstanding Debt Securities of such series and an offer of reasonable indemnity to the Trustee. (Section 507) This provision does not prevent any Holder of Debt Securities from enforcing payment of the principal thereof and premium if any, and interest thereon at the respective due dates thereof (Section 508) The Holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to the Debt Securities of such series. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or which would be unjustly prejudicial to Holders not joining therein. (Section 512)

     The Company is required to furnish to the Trustee annually a certificate as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1009)

DEFEASANCE

     If so specified with respect to any particular series of Debt Securities, the Company may discharge its indebtedness and its obligations or certain of its obligations under the Indenture with respect to such series by depositing U.S. Government Obligations in an amount sufficient to pay and discharge the Company's obligations with respect to such series of Debt Securities with the Trustee.

DEFEASANCE AND DISCHARGE

     The Indenture provides that, if so specified with respect to the Debt Securities of any series, the Company will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations relating to temporary Debt Securities and exchange of Debt Securities, registration of transfer or exchange of Debt Securities of such series, replacement of stolen, lost or mutilated Debt Securities of such series, maintenance of paying agencies, holding monies for payment in trust and payment of additional amounts, if any, required in consequence of United States withholding taxes imposed on payments to non-United States persons) upon the deposit with the Trustee, in trust, of money or U.S. Government Obligations which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), each installment of interest on and any sinking fund payments on the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, (a) the Company has delivered to the Trustee an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of the Indenture there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge, and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, and (b) the Debt Securities of such series, if then listed on any domestic or foreign securities exchange, will not be delisted as result of such deposit, defeasance and discharge. (Section 403) In the event of any such defeasance and discharge of Debt Securities of such series, Holders of Debt Securities of such series would be able to look only to such trust fund for payment of principal of and any premium and any interest on their Debt Securities until maturity.

DEFEASANCE OF CERTAIN OBLIGATIONS

     The Indenture provides that, if so specified with respect to the Debt Securities of any series, the Company may omit to comply with the restrictive covenants described under "Certain Covenants of the Company" above and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, upon the deposit with the Trustee, in trust, of money or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) each installment of interest on and any sinking fund payments on the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. The obligations of the Company under the Indenture and the Debt Securities of such series other than with respect to such covenant shall remain in full force and effect. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that (i) the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amounts and in the same manner and at the same time as would have been the case if such deposit and defeasance had not occurred and (ii) the Debt Securities of such series, if then listed on any domestic or foreign securities exchange, will not be delisted as a result of such deposit and defeasance. (Section 1011)

     In the event the Company exercises its option to omit compliance with the covenants described under "Certain Covenants of the Company" above with respect to the Debt Securities of any series as described above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, then the amount of money and U S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Default. The Company shall in any event remain liable for such payments as provided in the Indenture.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters or dealers and also may sell Debt Securities directly to other purchasers or through agents. Any such underwriter or agent involved in the offer and sale of the Debt Securities will be named in an applicable Prospectus Supplement.

     Underwriters may offer and sell the Debt Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell the Debt Securities in exchange for one or more issues of its outstanding debt securities or exchangeable or convertible debt securities. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Debt Securities upon the terms and conditions as shall be set forth in any Prospectus Supplement. In connection with the sale of Debt Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Debt Securities for whom they may act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions, under the Act. Underwriters, dealers and agents may be entitled, under agreements with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Act, and to reimbursement by the Company for certain expenses.

     If so indicated in an applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities for the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Debt Securities sold pursuant to Contracts, shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Debt Securities covered by its Contracts shall not at the time of delivery thereof be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if any of the Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Debt Securities less the principal amount thereof covered by Contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

     All Debt Securities will be a new issue of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

     Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                                    TAXATION

     The following is a summary of certain federal income tax consequences to purchasers of the Debt Securities. The summary does not discuss all aspects of federal income taxation which may be relevant to particular investors in view of their specific investment circumstances, nor does it discuss any foreign, state or local income or other tax considerations. The summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and on regulations, rulings and decisions that are in effect as of the date of this Prospectus, all of which are subject to change. The summary assumes that the Debt Securities are held as "capital assets" (generally, property held for investment purposes) within the meaning of Section 1221 of the Code.

     PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE DEBT SECURITIES.

STATED INTEREST

     In general, interest payments on a Debt Security calculated on the basis of a single fixed rate of interest, or a variable rate tied to a single objective index of market interest rates, that is actually and unconditionally payable at fixed periodic intervals of one year or less over the entire term of the Debt Security (including short periods) will be included in the Holder's gross income as ordinary interest income in accordance with such Holder's method of tax accounting.

ORIGINAL ISSUE DISCOUNT

     Debt Securities with a term greater than one year may be issued with original issue discount for federal income tax purposes. Original Issue Discount will arise if the stated principal amount at maturity of a Debt Security exceeds its issue price by more than a de minimis amount, or if a Debt Security has certain interest payment characteristics (e.g., interest holidays, interest payable in additional Debt Securities or stepped rates). If a Debt Security is issued with original issue discount, the Holder of the Debt Security will be required to include amounts in gross income for federal income tax purposes in advance of the receipt of the cash payment to which such income is attributable. The amount of original issue discount to be included in income in any tax period will be determined using a constant yield to maturity method. Any amounts included in income as original issue discount will, however, increase a Holder's tax basis in the Debt Security.

     Any Debt Security issued with original issue discount will bear a legend setting forth the issue date, the total amount of original issue discount, the yield to maturity and certain other information. The Company will also report annually to the Internal Revenue Service (the "IRS") and to each Holder of such Debt Security the original issue discount accrued with respect to the Debt Security. Prospective Holders are advised to consult their tax advisors with respect to the particular original issue characteristics of the Debt Security that is being purchased.

ACQUISITION DISCOUNT OF SHORT-TERM DEBT SECURITIES

     Debt Securities that have a fixed maturity of one year or less may be issued with acquisition discount. Acquisition discount will arise under the circumstances set forth above with respect to original issue discount. Accrual basis taxpayers and taxpayers in certain specified classes would be required to include acquisition discount in income currently in an amount and manner similar to that applicable to original issue discount. In addition, taxpayers not required to include acquisition discount in income currently may elect to include acquisition discount in income currently. A Holder who makes such an election cannot revoke such election without the consent of the IRS, and such election applies to all short-term obligations acquired by the Holder in the taxable year in which the election is made and in all subsequent taxable years. Taxpayers not subject to the above rules and not electing to be subject to such rules and holding Debt Securities with acquisition discount are not required to include accrued acquisition discount in income until the cash payments attributable to such amounts are received, which amounts will be treated as ordinary income. A Holder who does not recognize acquisition discount currently may, however, be subject to limitations on the deductibility of interest on indebtedness incurred to purchase or carry such a Debt Security.

MARKET DISCOUNT

     If a Holder purchases a Debt Security for an amount that is less than its principal amount, the amount of the difference will be treated as "market discount" for federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Debt Security as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Debt Security at the time of such payment or disposition. In addition, the Holder may be required to defer, until the maturity of the Debt Security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Debt Security.

     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Debt Security, unless the Holder elects to accrue on a constant interest method. A Holder of a Debt Security may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

AMORTIZABLE BOND PREMIUM

     A Holder that purchases a Debt Security for an amount in excess of the sum of its principal amount will be considered to have purchased the Debt Security at a "premium." A Holder generally may elect to amortize the premium over the remaining term of the Debt Security on a constant yield method. The amount amortized in any year will be treated as a reduction of the Holder's interest income from the Debt Security. Bond premium on a Debt Security held by a Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Debt Security. The election to amortize premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by the electing Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

SALE, EXCHANGE AND RETIREMENT OF DEBT SECURITIES

     A Holder's tax basis in a Debt Security will, in general, be the Holder's cost therefor, increased by market discount previously included in income by the Holder and reduced by any amortized premium. Upon the sale, exchange or retirement of a Debt Security, a Holder will recognize gain or loss equal to the difference between

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the amount realized upon the sale, exchange or retirement (less any accrued interest, which will be taxable as such) and the adjusted tax basis of the Debt Security. Except as described above with respect to market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Debt Security has been held for more than one year. Under current law, long-term capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

BACKUP WITHHOLDING

     In general, information reporting requirements will apply to certain payments of principal, interest and premium paid on Debt Securities and to the proceeds of sale of a Debt Security made to Holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such Holder's United States federal income tax liability provided the required information is furnished to the IRS.

                          VALIDITY OF DEBT SECURITIES

     The validity of the Debt Securities will be passed upon for the Company by Goodwin, Procter & Hoar, Boston, Massachusetts, and certain legal matters in connection with the offering of the Debt Securities will be passed upon for any underwriters or agents by Skadden, Arps, Slate, Meagher & Flom, Boston, Massachusetts.

                       TRUSTEE'S RELATIONSHIP WITH ISSUER

     State Street Bank and Trust Company acts as Trustee for Debt Securities issued under the Indenture and from time to time makes or participates in loans to, and performs other services for, the Company in the normal course of business. It also acts as trustee for certain of the Company's employee benefit plans. Nader F. Darehshori, the Chairman of the Board, President, and Chief Executive Officer, and a director of the Company, and Joseph A. Baute, a director of the Company, serve as directors of State Street Bank and Trust Company.

                                    EXPERTS

     The consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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